 As filed with the Securities and Exchange Commission on February 27, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE

February 27, 2006

TELE2 SIGNS NATIONAL ROAMING AGREEMENT IN SWITZERLAND

Tele2 AB, Europe’s leading alternative telecoms operator, today announced that it strengthens its mobile telephony offering in Switzerland with a national roaming agreement, with Sunrise (TDC).

Tele2 currently operates a mobile city network in Zürich and plans to further build out its network in additional Swiss cities. With the city networks and national roaming, Tele2 can provide attractive prices for mobile services across Switzerland.

Lars-Johan Jarnheimer, President and CEO of Tele2, commented; “We are pleased to take this step in offering national roaming in the Swiss mobile market. We can now offer our attractive mobile prices across Switzerland, while at the same time continue the build out of city networks in the major cities”.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 5626 4000
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 5626 4000
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 5620 0045
Investor enquiries

Visit our web site at www.tele2.com

Tele2 is Europe’s leading alternative telecom operator. Tele2’s mission is to provide cheap and simple telecom for everyone in Europe. Tele2 always strives to offer the market’s best prices. We have more than 30 million customers in 23 countries. Tele2 offers fixed and mobile telephony, broadband, data network services, cable TV and content services. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies. Tele2 has been listed on Stockholmsbörsen since 1996. In 2005 we had operating revenue of SEK 50 billion and reported a profit (EBITDA) of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: February 27, 2006